UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38648

BRP INC.

(Translation of registrant’s name into English)

726 Saint-Joseph Street

Valcourt, Quebec, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

This Amendment No.1 to the report of foreign private issuer on Form 6-K originally furnished by BRP Inc. (the “Company”) with the Securities and Exchange Commission on May 1, 2019 is being furnished to correct an error contained in our previously issued press release. The Company is furnishing the corrected press release as Exhibit 99.1 to this Form 6-K/A.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of BRP Inc., dated May 2, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRP Inc.

	By:	/s/ Paule Morisset
	Name:	Paule Morisset
	Title:	Assistant Secretary
Date: May 2, 2019